Exhibit 3.2

CERTIFICATE OF RETIREMENT AND ELIMINATION

OF

SERIES F PREFERRED STOCK

OF

QUANTA SERVICES, INC.

(Pursuant to Section 243 of the

Delaware General Corporation Law)

Quanta Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies as follows:

FIRST: Article FOURTH of the Corporation’s Restated Certificate of Incorporation filed with the Office of the Secretary of State of the State of Delaware on May 19, 2011 (the “Charter”) authorizes the issuance of one share of Series F Preferred Stock, par value $0.00001 per share (the “Series F Preferred Share”).

SECOND: The Series F Preferred Share was redeemed by the Corporation and upon such redemption the Series F Preferred Share was retired.

THIRD: Article FOURTH of the Charter prohibits the reissuance of the Series F Preferred Share.

FOURTH: Pursuant to the provisions of Section 243 of the Delaware General Corporation Law, all references to Series F Preferred Stock in the Charter are hereby eliminated and such shares shall resume the status of authorized but unissued shares of Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Retirement and Elimination on the date set forth below.

QUANTA SERVICES, INC.

By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Executive Vice President and General Counsel

	Date:	March 21, 2019